September 12, 2025

Todd Tuckner
Chief Financial Officer
UBS Group AG
Bahnhofstrasse 45
CH-8001 Zurich, Switzerland

       Re: UBS Group AG
           Form 20-F for Fiscal Year Ended December 31, 2024
           Filed March 17, 2025
           File No. 001-36764
Dear Todd Tuckner:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Alternative performance measures, page 8

1. We note your disclosure, here and elsewhere, that your alternative performance measures ("APMs") may qualify as non-GAAP measures. Further, we note disclosure that your underlying results, which are also discussed on page 66, are APMs and are non-GAAP financial measures. In future filings, please clearly identify all APMs that are considered to be non-GAAP financial measures and to the extent that they continue to be presented, ensure that you provide required disclosures, including a reconciliation, under Regulation G and under Item 10(e) of Regulation S-K, as applicable.
Group performance
Net fee and commission income, page 68

2. We note your disclosure, here and on page 288, that Group Portfolio management and related services and Investment fund fees totaled $12,323 million and $5,767 million
 September 12, 2025
Page 2

       for 2024, respectively, and that they are predominantly in Global Wealth Management and Asset Management, respectively. We also note your disclosure on page 382 that
       Recurring net fee income includes these revenues. Please expand your disclosure in future filings, here or elsewhere as appropriate, for the following items:
           Discuss the nature of these revenue streams and services, and describe any material arrangement terms, such as fee structures or fee rates. For example, explain the correlation of invested assets and fee-generating assets to the corresponding revenue line items at Group and, where applicable, business division levels.
           Disclose how Portfolio management and related services and Investment fund fee revenue amounts reconcile to the Recurring net fee income and/or any other applicable business division line amounts presented on pages 73 and 79.
           To the extent that revenue line items at Group or business division levels are impacted by multiple change drivers, expand your discussion of period-over-
           period changes to quantify the impacts of each material factor (e.g., acquisition, change in invested asset mix, fee rate movements, etc.).

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance